Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-236253

Prospectus Supplement No. 3

(To Prospectus dated April 21, 2020)

KLDISCOVERY INC.

29,350,000 Shares of Common Stock Issuable upon Exercise of

Outstanding Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 21, 2020 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-236253). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on June 23, 2020, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

KLDiscovery Inc.’s Common Stock and Public Warrants are quoted on the OTC Pink Sheet Market under the symbols “KLDI” and “KLDIW,” respectively. On June 19, 2020, the closing price of our Common Stock was $8.05 and on June 19, 2020, the closing price of our Public Warrants was $0.20.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 23, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 8-K

_____________________

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 23, 2020 (June 17, 2020)

_____________________

KLDiscovery Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38789	61-1898603
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8201 Greensboro Dr. Suite 300 McLean, VA	22102
(Address of principal executive offices)	(Zip Code)

(703) 288-3380

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02Compensatory Arrangements of Certain Officers

In connection with the KLDiscovery Inc.’s (the “Company”) business combination with Pivotal Acquisition Corp. on December 19, 2019, the Board of Directors approved new severance arrangements with key employees, Dawn Wilson and Krystina Jones.  On June 17, 2020, the Compensation Committee approved the severance agreements with the key employees formalizing these arrangements.

Severance Arrangement and Novation with Dawn Wilson

On June 17, 2020, the Company and Dawn Wilson entered into an Executive Severance and Novation Agreement (“Wilson Agreement”).  Under the Wilson Agreement, in the event that Ms. Wilson’s employment is terminated by the Company without cause or by Ms. Wilson for good reason, subject to her execution and non-revocation of a general release of claims and continued compliance with her restrictive covenant obligations, Ms. Wilson would be entitled to receive (i) an amount in cash equal to the sum of 50% of her base salary and a pro-rated bonus for the year in which her termination occurs, and (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to six months. In the event that Ms. Wilson’s employment is terminated either by the Company without cause or by Ms. Wilson for good reason, in either case, within three months prior to or twelve months following a change in control, then in lieu of the severance benefits described above, subject to her execution and non-revocation of a general release of claims and continued compliance with her restrictive covenant obligations, as described above, Ms. Wilson would be entitled to receive (i) an amount in cash equal to the sum of her base salary plus her target annual bonus for the year of termination, (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to 12 months and (iii) accelerated vesting of all unvested equity or equity-based awards held by her that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement.

Severance Arrangement and Novation with Krystina Jones

On June 17, 2020, the Company and Ms. Jones entered into an Executive Severance and Novation Agreement (“Jones Agreement”).  Under the Jones Agreement, in the event that Ms. Jones’ employment is terminated by the Company without cause, or by Ms. Jones for good reason, subject to her execution and non-revocation of a general release of claims and continued compliance with her restrictive covenant obligations, Ms. Jones would be entitled to receive (i) an amount in cash equal to the sum of 50% of her base salary and six months of her average monthly sales commission over the three year period prior to the date of termination, including any incentive bonus payments, and (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to six months. In the event that Ms. Jones’s employment is terminated by the Company without cause, within three months prior to or twelve months following a change in control, then we expect that, in lieu of the severance benefits described above, subject to her execution and non-revocation of a general release of claims and continued compliance with her restrictive covenant obligations, as described above, Ms. Jones would be entitled to receive (i) an amount in cash equal to the sum of one times her base salary and 12 months of her average monthly sales commission over the three year period prior to the date of termination, including any incentive bonus payments, (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to 12 months and (iii) accelerated vesting of all unvested equity or equity-based awards held by her that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement.

Item 5.07Submission of Matters to a Vote of Security Holders.

On June 17, 2020, the Company held its 2020 annual meeting of stockholders (the “Annual Meeting”).  A total of 42,529,017 shares of the Company's common stock were entitled to vote as of April 28, 2020, the record date for the Annual Meeting. There were 31,355,393 shares voted at the Annual Meeting, at which the stockholders were asked to vote on two proposals. Set forth below are the matters acted upon by the stockholders at the Annual Meeting, and the final voting results of each such proposal.

(i)	The following directors were elected at the Annual Meeting and the voting for each director was as follows:

NOMINEES	FOR	WITHHELD	BROKER NON-VOTES
Kevin Griffin	31,024,786	327,356	3,251
Lawrence Prior III	31,352,132	10	3,251
Richard J. Williams	31,037,098	315,044	3,251

(ii)	The appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 was ratified by the following vote:

FOR	AGAINST	ABSTAIN
31,355,393	0	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KLDiscovery Inc.
Date: June 23, 2020	By:	/s/ Christopher J. Weiler
	Name:	Christopher J. Weiler
	Title:	Chief Executive Officer